SECURITIES AND EXCHANGE COMMISSION

07002844

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2007 SEC PROCESSING SECTION WASH. D.C. 186

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SEC FILE NUMBER
8- 25203

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAPITAL FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 NORTH MAIN
(No. and Street)

MINOT (City) ND (State) 58703-3189 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HEATHER B. ACKERMAN (701) 852-5292
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRADY MARTZ AND ASSOCIATES P.C.
(Name - *if individual, state last, first, middle name*)

24 WEST CENTRAL (Address) MINOT (City) ND (State) 58701 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, HEATHER B. ACKERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL FINANCIAL SERVICES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Heather Ackerman
Signature

Controller
Title

Carla Brown
Notary Public

Carla Brown
Notary Public
State of North Dakota
My Commission Expires Feb. 28, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Balance Sheet.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.N/A
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.N/A
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.N/A
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[illegible] FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)

TABLE OF CONTENTS

BRADY
MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Directors
Capital Financial Services, Inc.
Minot, North Dakota

We have audited the accompanying balance sheets of Capital Financial Services, Inc. (a wholly-owned subsidiary of Integrity Mutual Funds, Inc.) as of December 31, 2006 and 2005 and the related statements of operations, stockholders' equity, and cash flows for the years then ended, which are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Financial Services, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 16, 2007

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 · Fax (701) 839-5452
OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

ASSETS

		2006		2005
CURRENT ASSETS				
Cash and cash equivalents	$	1,419,090	$	816,970
Accounts and commissions receivable		1,275,679		1,028,279
Prepaid assets		25,105		24,694
Other assets		2,861		12,948
Total current assets	$	2,722,735	$	1,882,891
PROPERTY AND EQUIPMENT	$	27,545	$	13,346
Less accumulated depreciation		5,751		2,248
Net property and equipment	$	21,794	$	11,098
OTHER ASSETS				
Clearing deposit	$	75,279	$	75,279
Investment in NASD warrants		-		3,300
Total other assets	$	75,279	$	78,579
TOTAL ASSETS	$	2,819,808	$	1,972,568

LIABILITIES AND STOCKHOLDERS' EQUITY

		2006		2005
CURRENT LIABILITIES				
Commissions and fees payable	$	1,353,017	$	1,042,803
Accrued expenses		86,337		122,548
Total current liabilities	$	1,439,354	$	1,165,351
TOTAL LIABILITIES	$	1,439,354	$	1,165,351
STOCKHOLDERS EQUITY				
Common stock - no par value; 2,800 shares authorized, 500 shares issued and outstanding	$	5,000	$	5,000
Additional paid-in capital		73,392		73,392
Retained earnings		1,302,062		728,825
TOTAL STOCKHOLDERS' EQUITY	$	1,380,454	$	807,217
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,819,808	$	1,972,568

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF OPERATION
FOR YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
INCOME		
Commission and underwriting income	$ 19,088,619	$ 14,015,158
Fee income	1,271,112	130,899
Interest and other income	183,220	11,254
Total income	$ 20,542,951	$ 14,157,311
EXPENSES		
Commission expense	$ 18,413,922	$ 12,720,290
Professional fees	14,210	14,763
Advertising and promotion	1,747	1,880
Printing and postage	21,633	17,984
Dues, fees, and registrations	19,467	65,627
Compensation and benefits	877,343	566,703
Rent	19,565	13,613
Travel	38,808	36,985
Phone	14,186	12,221
Office and computer supplies	12,559	8,129
Depreciation	3,503	1,442
Other expenses	119,771	35,737
Total expenses	$ 19,556,714	$ 13,495,374
INCOME BEFORE INCOME TAX EXPENSE	$ 986,237	$ 661,937
INCOME TAX EXPENSE	(386,600)	(263,400)
NET INCOME	$ 599,637	$ 398,537

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2005	$ 5,000	$ 73,392	$ 375,288	$ 453,680
Net income	-	-	398,537	398,537
Dividends	-	-	(45,000)	(45,000)
Balance, December 31, 2005	$ 5,000	$ 73,392	$ 728,825	$ 807,217
Net income	-	-	599,637	599,637
Dividends	-	-	(26,400)	(26,400)
Balance, December 31, 2006	$ 5,000	$ 73,392	$ 1,302,062	$ 1,380,454

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

		2006		2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	599,637	$	398,537
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		3,503		1,442
Gain on sale of stock		(142)		-
Effects on operating cash flows due to changes in:				
Prepaid assets		(411)		(2,592)
Accounts and commissions receivable		(247,400)		(204,476)
Other assets		10,087		(12,948)
Commissions and fees payable		310,214		131,671
Other liabilities		(36,211)		28,670
Net cash provided by operating activities	$	639,277	$	340,304
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property and equipment		(14,199)		(9,810)
Purchase of stock		(4,800)		-
Proceeds from sale of stock		8,242		-
Net cash used by investing activities	$	(10,757)	$	(9,810)
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividends	$	(26,400)	$	(45,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$	602,120	$	285,494
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		816,970		531,476
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	1,419,090	$	816,970
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for:				
Income taxes	$	386,600	$	263,400

SEE NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of Capital Financial Services, Inc. are presented to assist in understanding the Company's financial statements.

Nature of operations - Capital Financial Services, Inc. is a wholly-owned subsidiary of Integrity Mutual Funds, Inc. (the "Parent"). Integrity Funds Distributor, Inc. is also a wholly-owned subsidiary of the Parent. The Company's primary operations are as a broker-dealer for distribution of shares of various unaffiliated mutual funds, variable annuities, and other marketable securities. The Company also earns investment advisory fees in connection with its registered investment advisor.

Cash and cash equivalents – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

Accounts and commissions receivable - Management believes all of its receivables are collectible. The Company has not recorded an allowance for doubtful accounts. The Company does not charge interest on its receivables.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

12b-1 Revenue - 12b-1 revenue is recognized in the period earned.

Advisory Fee Revenue - Advisory fee revenue is recognized in the period earned.

Property and equipment - Property and equipment consists of various computers and office equipment. These assets are depreciated over their estimated useful lives (5 to 7 years) using straight-line depreciation methods.

Income taxes - The Company is included in the consolidated income tax returns filed by the Parent. Income taxes are calculated at 39.2% of the Company's pre-tax book income.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Reclassification - Certain amounts from 2005 have been reclassified to conform to the 2006 presentation. These reclassifications had no effect on the Company's net income.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

NOTE 3 - **INVESTMENTS**

The Company purchased 300 NASD warrants on June 28, 2000 for $3,300. These warrants were exercisable into a total of 300 NASDAQ shares in accordance with the time line stated below. In June of 2006, the Company exercised the warrants by paying the exercise price of $16 per warrant, for a total of $4,800. In July of 2006, the NASDAQ shares were sold for total proceeds of $8,242. The Company realized a gain on the sale of the NASDAQ shares of $142.

Maximum number of shares of common stock subject to exercise	Exercise Start Date	Exercise End Date	Exercise Price
300	June 28, 2005	June 27, 2006	$16

NOTE 4 - **INCOME TAXES**

The Company is included in the consolidated income tax return of its Parent. The tax provisions consisted of the following:

		2006		2005
Federal	$	335,300	$	229,000
State		51,300		34,400
Total	$	386,600	$	263,400

A reconciliation of the differences between the expected income tax expense as computed at the U.S. Statutory income tax rate and the Company's income tax expense is shown in the following table:

		2006		2005
Expected income tax expense at the U.S. Statutory rate	$	335,300	$	229,000
The affect of:				
Increase due to state taxes, net of U.S. Federal income tax effects		51,300		34,400
Income tax expense	$	386,600	$	263,400

NOTE 5 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $1,094,112, which was $998,156 in excess of its minimum required net capital of $95,956. The Company's net capital ratio was to 1.32 to 1.

NOTE 6 - **ADVERTISING COSTS**

Advertising costs are expensed as incurred. Total advertising expenses were $1,747 and $1,880 for the years ended December 31, 2006 and 2005, respectively.

NOTE 7 - **SIGNIFICANT ESTIMATES**

The Company's receivables as of December 31, 2006 and 2005 included 12b-1 receivables of $714,287 and $668,411, respectively. The Company's receivables as of December 31, 2006 and 2005 also included investment advisory receivables of $219,504 and $15,045, respectively. These receivable balances have been estimated by management based on past experience and consideration of the Company's current sales/volume activity and current levels of assets under management. Because of the inherent uncertainties in estimating the 12b-1 revenues and investment advisory revenues due to the Company, it is at least reasonably possible that the estimate used could change in the near term.

NOTE 8 – **RISKS AND UNCERTAINTIES**

The Company has a concentration of credit risk for cash deposits at various financial institutions. These deposits may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The maximum loss that could have resulted from that risk totaled approximately $1,341,047 as of December 31, 2006.

NOTE 9 – **RELATED PARTY TRANSACTIONS**

The transactions between Capital Financial Services, Inc., Integrity Mutual Funds, Inc., and Integrity Funds Distributor, Inc. are summarized below:

		2006		2005
Commission income received from Integrity Funds Distributor, Inc.	$	98,895	$	24,523
Commission income received from Integrity Mutual Funds, Inc.	$	0	$	100,000

SUPPLEMENTARY INFORMATION

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2006 AND 2005

		2006		2005
NET CAPITAL				
Total stockholders' equity	$	1,380,454	$	807,217
Less non-allowable assets:				
Investment in NASD warrant		-		(3,300)
Prepaid assets		(25,105)		(24,694)
Property and equipment		(21,794)		(11,098)
Other deductions		(35,643)		(37,662)
Other assets		(2,861)		(12,948)
Accounts and commissions receivable		(200,939)		(144,010)
Net capital	$	1,094,112	$	573,505
AGGREGATE INDEBTEDNESS				
Commissions and fees payable	$	1,353,017	$	1,042,803
Accrued expenses		86,337		122,548
Total aggregate indebtedness	$	1,439,354	$	1,165,351
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Minimum net capital requirements[1]	$	95,956	$	77,690
Excess net capital at 1500%[2]	$	998,156	$	495,815
Excess net capital at 1000%[2]	$	950,177	$	456,970
Ratio: Aggregate indebtedness to net capital		1.32 to 1		2.03 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION				
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	1,092,869	$	602,962
Net audit adjustments to allowable assets		1,243		(29,457)
Net capital per above	$	1,094,112	$	573,505

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $25,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

		2006		2005
1500%	$	95,956	$	77,690
1000%	$	143,935	$	116,535

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2006 AND 2005

The Company claims exemption from Rule 15c3-3 under Section 15c3-3(k)(2)(ii), which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, are not required.

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Stockholders and Directors
Capital Financial Services, Inc.
Minot, North Dakota

In planning and performing our audits of the financial statements and supplemental schedules of Capital Financial Services, Inc.(the Company), as of and for the years ended December 31, 2006 and 2005, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinions on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 · Fax (701) 839-5452
OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 *(CONTINUED)*

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, State Securities Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by, anyone other than these specified parties.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 16, 2007

END